

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Ssang-Su Kim
President and Chief Executive Officer
Korea Electric Power Corporation
411 Youngdong-Daero
Gangnam-Gu
Seoul 35-791, Korea

> **Re:** **Korea Electric Power Corporation**
> **Annual Report on Form 20-F for Fiscal Year**
> **Ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 000-13372**

Dear Mr. Kim:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Item 3.A. Selected Financial Data, page 2

1. Please revise future filings to disclose the number of shares as adjusted to reflect any changes in capital. Refer to Item 3.A.2. of Form 20-F.

Item 5. Operating and Financial Review and Prospectus, page 63

Critical Accounting Policies, page 69

2. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonable assumptions were applied. Please refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

3. We note that you recorded Won 30,022 million as of December 31, 2009 related to legal claims. Given that this accrual requires significant management judgment and estimates, please consider expanding your critical accounting policies to discuss the assumptions and uncertainties regarding this accrual.

Consolidated Results of Operations, page 72

2009 Compared to 2008, page 72

4. Where you identify intermediate causes of changes in your operating results, please discuss the reasons underlying the intermediate causes. For example, where you indicate that the decrease in selling and administrative expenses is primarily due to a decrease in labor costs, please discuss the underlying reasons for the decrease in labor costs. We remind you that one of the primary objectives of MD&A is to provide your investors with enough context around your results that investors can ascertain the likelihood that past performance is indicative of future performance.

5. Given the significant change in your income tax expense and effective tax rate compared to the prior year, we believe it would be beneficial for investors if you provided a discussion of the underlying reasons behind the 114.8% effective tax rate in fiscal year 2009 as compared to 24.2% in the prior fiscal year. As such, please expand your disclosure in future filings.

Ssang-Su Kim
Korea Electric Power Corporation
September 15, 2010
Page 3

Item 18. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements of Korea Electric Power Corporation, page F-2

6. We note the reference within this report to the financial statements of certain consolidated subsidiaries whose financial statements were audited by other auditors. To more clearly indicate the division of work between your principal auditor and these other auditors, please consider revising this report in future filings to name the subsidiaries that were audited by other auditors.

Report of Independent Registered Public Accounting Firm on Financial Statements of Korea South-East Power Co., Ltd., page F-5

7. We note that the audit reports for Korea South-East Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea Midland Power Co., Ltd. indicate that these audits were conducted in accordance with the "auditing" standards of the Public Company Accounting Oversight Board (United States). Please be advised that references to the "auditing" standards of the Public Company Accounting Oversight Board (PCAOB) are not appropriate as the reference to the standards of the PCAOB should not be limited in any way for consolidated subsidiaries that are part of a registrant issuer. Please amend your filing to provide audit reports that clearly disclose that all audits were conducted in accordance with the standards of the PCAOB. Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director